**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 20, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release   **AngloGold Annual Earnings of $924m, Second-Highest Ever**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

February 20, 2013

AngloGold Annual Earnings* of $924m, Second-Highest Ever

(ANGLOGOLD ASHANTI) – AngloGold Ashanti today announced full-year adjusted headline earnings of $924m, the second-highest on record, despite a difficult year in which an unprotected strike and safety stoppages caused major disruption to its South African operations.

The company is planning to deliver higher margin production from its South African mines, which were shuttered by a strike between the end of September and the beginning of November. Exploration spending across the group has been rationalised, corporate and operating costs are undergoing a review, some assets deemed to be non-core are being considered for sale and capital expenditure has been prioritised.

"We've moved decisively to ensure that we continue a strong recovery from a difficult end to last year," Joint Interim Chief Executive Officer Tony O'Neill said. O'Neill has oversight of all operating and exploration functions while fellow joint interim CEO Srinivasan Venkatakrishnan has accountability for all financial and corporate matters.

AHE for the year was $924m, or 239 US cents a share, which included about $208m lost to the strike, compared with $1.3bn, or 336 cents a share in 2011. Production in 2012 was 3.94Moz at a total cash cost of $862/oz, which included about 235,000oz lost to the strike. The annual production compares to 4.33Moz at a cash cost of $728/oz in 2011.

AngloGold Ashanti continues to seek to improve the quality and diversity of its portfolio. The main greenfield projects at Tropicana, in Australia, and the Kibali joint venture, in the Democratic Republic of Congo, remain on track to produce gold within a year. The expansion of Cripple Creek & Victor, in the US, also remains on track.

Production in 2013 is anticipated to grow to between 4.1Moz and 4.4Moz at an improved total cash cost of $815/oz to $845/oz. More focused investment in the business has helped AngloGold Ashanti forecast stable capital expenditure of about $2.1bn for 2013, while corporate costs are expected to decline by about 18% to $240m. Expensed spending on exploration and feasibility studies is forecast at about $377m, 18% lower than in 2012.

"Our focus is on improving margins and delivering returns, rather than production growth, and that will continue to drive our decision making," Venkatakrishnan said. "We have good projects and a solid financial base."

During October, the company took a decision to terminate its underground development contract with Mining and Building Contractors Limited at its Obuasi mine in Ghana in an effort to improve production and costs. Geita, in Tanzania, was the group's largest production contributor, improving annual production by 7% to 531,000oz at a total cash cost of $660/oz. The rest of the group continued to see positive results with annual production in the America's region rising from 891,000oz to 953,000oz and the Australian operations increasing output to 258,000oz from 246,000oz.

"AngloGold Ashanti continues to deliver the best returns on capital amongst the gold majors, which reflects strict discipline in capital deployment over the past five years," Outgoing CEO Mark Cutifani said. "That's been core to our strategy since early 2008, when we outlined our vision for the company."

Fourth Quarter

Fourth-quarter AHE was $7m, or 2 US cents a share, compared to $295m, or 76 US cents a share in the fourth quarter of 2011. AHE was affected by the lower volumes and higher cash costs during the quarter, reflecting the impact of the strike in South Africa which eroded $208m of earnings and the change-over of the mine development contractor at Obuasi and other factors which had a negative impact.

A strong performance from the Americas region was primarily offset by the strikes in South Africa. Despite challenges faced in South Africa, Standard & Poor's affirmed the investment grade rating on AngloGold Ashanti's publicly traded debt following an extensive review. Major milestones were reached outside of South Africa, most notably the termination of the underground development contract at Obuasi, where sub-par development performance has been identified as a key constraint to the mine's performance in recent years and which had also hurt earnings in the fourth quarter. At Tropicana, 1.0Moz was added to the resource and the group achieved the lowest quarterly All Injury Frequency Rate (AIFR) on record for the organisation at 6.17 per million hours worked.

*Adjusted headline earnings

ENDS

<u>Contacts</u>

Media	**Tel:**	**E-mail:**
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors		
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 20, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary